SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Kookmin Bank Swaps Debt for Equity in KP Chemical

On June 12, 2002, Kookmin Bank swapped debt for equity to purchase the common shares of KP Chemical (the "Company") in the amount of 36.5 billion Won, as agreed by the creditors of the Company on October 25, 2001 and on May 20, 2002.

1. Information on the Company

Company name:	KP Chemical
Paid-in capital:	491.6 billion Won
Issued and outstanding shares:	98,337,782 shares
Major business	Petrochemical

2. Details of Kookmin Bank investment

Amount of investment:	36.5 billion Won
Number of shares owned after this investment:	7,481,235 shares
Kookmin Bank's stake in the company:	7.61 %

This will bring Kookmin Bank's total investment in equities for this fiscal year, excluding investments in subsidiaries, to 375.5 billion Won, which is equal to 25.06% of our previous year end's paid in capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: June 14, 2002

By: Kim changshin
(Signature)

Name: Chang-Shin Kim
Title: Assistant Manager/Investor Relations